

Mail Stop 3720

August 11, 2009

Ms. Deanna H. Lund
Chief Financial Officer
Kratos Defense & Security Solutions, Inc.
4810 Eastgate Mall
San Diego, CA 92121

>   **Re: Kratos Defense & Security Solutions, Inc.**
>   **Form 10-K for Fiscal Year Ended December 28, 2008**
>   **Filed March 10, 2009**
>
>   **Form 10-Q for Fiscal Quarter Ended June 28, 2009**
>   **File No. 0-27231**

Dear Ms. Lund:

        We have reviewed your supplemental response letter dated July 27, 2009 as well as your filings and have the following comment.

Form 10-Q for Fiscal Quarter Ended June 28, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

1. We note your response to prior comment 3. It appears that the conversion of your work as a prime contractor under certain awards to that of a subcontractor may represent a known trend that will affect your operating results. If so, please expand your disclosure in future filings to more clearly discuss the nature of this trend and its expected impact on your financial statements. In addition, clarify whether these changes in expected cash flows were the primary drivers in the impairment charge taken at December 28, 2008. If not, disclose the reason for this impairment charge and discuss how your assumptions differed from the previous annual impairment test.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, Jr.

/for/ Larry Spirgel
Assistant Director